EXHIBIT 99.111E

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of the Company

GOLD STANDARD VENTURES CORP.
610-815 West Hastings St
Vancouver, BC V6C 1B4

(the "Issuer")

Item 2.	Date of Material Change

April 24, 2012

Item 3.	Press Release

The press release was disseminated through Canada Stockwatch and Marketwire and other news services on April 24, 2012.

Item 4.	Summary of Material Change

The Company reported today that the 1,199,616 accelerated warrants that were unexercised as of April 11, 2012 have now all been exercised.  Since April 11, 2012 the Company has received $1,318,567 (all figures are quoted in Canadian dollars) from the exercise of 1,318,567 share purchase warrants.  After the recent warrant exercise, the Company now has approximately $11,000,000 in treasury.

The Company has 2,889,278 warrants remaining that expire on July 13, 2012 and 880,526 broker warrants that expire on March 3, 2013.

Item 5.	Full Description of Material Change

See attached News Release.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Nothing in this form is required to be maintained on a confidential basis.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Richard Silas (Corporate Secretary) Ph. 604-687-2766

Item 9.	Date of Report

April 24, 2012

GOLD STANDARD VENTURES CORP.
By:
“Richard Silas”

Corporate Secretary

(Please print here name of individual whose signature appears above.)

WARRANT EXERCISES ADD TO GOLD STANDARD TREASURY

April 24, 2012 - Vancouver, B.C., - Gold Standard Ventures Corp. (“Gold Standard”) (TSXV: GV; OTCQX: GDVXF) www.goldstandardv.com reported today that the 1,199,616 accelerated warrants that were unexercised as of April 11, 2012 have now all been exercised.  Since April 11, 2012 the Company has received $1,318,567 (all figures are quoted in Canadian dollars) from the exercise of 1,318,567 share purchase warrants.  After the recent warrant exercise, the Company now has approximately $11,000,000 in treasury.

As of January 1, 2012, Gold Standard had 12,973,783 warrants outstanding, each representing the right to purchase one common share of the Company from treasury, with expiry dates ranging from March 16, 2012, July 13, 2012, September 10, 21, 22, or 29, 2012, and March 3, 2013 and a weighted average exercise price of $0.99. These warrants were issued in 2010 as part of the consideration for corporate financings. As of today, there remain 3,769,804 warrants outstanding with a weighted average exercise price of $0.99 and a further potential cash infusion to Gold Standard of $3,725,777.70.

The Company has 2,889,278 warrants remaining that expire on July 13, 2012 and 880,526 broker warrants that expire on March 3, 2013.

ABOUT GOLD STANDARD VENTURES – Gold Standard Ventures is focused on the acquisition and exploration of gold projects in North Central Nevada. Gold Standard currently holds a portfolio of projects totaling approximately 26,000 acres of prospective ground within North Central Nevada and the Walker Lane of which 18,130 acres comprise the flagship Railroad Gold Project on the productive Carlin Gold Trend.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”
Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions.  Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward looking statements are neither promises nor guarantees, and are subject to risks and uncertainties that may cause future results to differ materially from those expected. These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

All of the forward-looking statements made in this news release are qualified by these cautionary statements and by those made in our filings with SEDAR in Canada (available at www.sedar.com)  and with U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml) and in other reports on our website at www.goldstandardv.com at Investors Information.